                                 FORM 11-K

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 For the fiscal year ended September 30, 1993


                                    OR


/   / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from         to



                    Commission file number 1-1822



                         LACLEDE GAS COMPANY
                    SALARY DEFERRAL SAVINGS PLAN

                         LACLEDE GAS COMPANY
                          720 OLIVE STREET
                      ST. LOUIS, MISSOURI 63101

Financial Statements and Exhibit


                                                                  Page No.



(a)  Financial Statements

     Table of Contents                                              F-1
     Independent Auditors' Report                                   F-2
     Statements of Net Assets Available for
       Benefits as of September 30, 1993 and 1992                   F-3
     Statements of Changes in Net Assets
       Available for Benefits for the Years
       Ended September 30, 1993 and 1992                            F-4
     Notes to Financial Statements                               F-5 - F-9
     Supplemental Schedule 1 - Schedule of
       Assets Held for Investment Purposes
       at September 30, 1993                                        F-10
     Supplemental Schedule 5 - Schedule of
       Reportable Transactions in Excess of Five
       Percent of the Current Value of Plan Assets
       for the Year Ended September 30, 1993                        F-11

(b)  Exhibit

     Consent of Independent Public Accountants



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
- ----------------------------
(Registrant)

/ s / ROBERT J. CARROLL
      -------------------------------
      Robert J. Carroll
      Senior Vice President - Finance

Date: March 23, 1994

Laclede Gas Company
Salary Deferral Savings Plan

Financial Statements for the Years Ended September 30, 1993 and 1992, Supplemental Schedules for the Year Ended September 30, 1993 and Independent Auditors' Report

Laclede Gas Company
Salary Deferral Savings Plan


Table of Contents                                                  Page


Independent Auditors' Report                                         1

Financial Statements as of September 30, 1993 and 1992 and for the Years Then Ended:

  Statements of Net Assets Available for Benefits                    2

  Statements of Changes in Nets Assets Available for Benefits        3

  Notes to Financial Statements                                    4 - 8

Supplemental Schedules as of September 30, 1993 and for the Year
Then Ended:

  Schedule 1 - Schedule of Assets Held for Investment Purposes       9

  Schedule 5 - Schedule of Reportable Transactions                  10


As to the other information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, Schedules 2, 3 and 4 are omitted because of the absence of conditions under which they are required.


INDEPENDENT AUDITORS' REPORT


To Laclede Gas Company Salary Deferral Savings Plan:

We have audited the accompanying financial statements of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 1993 and 1992 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE
    -----------------
    Deloitte & Touche

January 14, 1994


Laclede Gas Company
Salary Deferral Savings Plan

Statements of Net Assets Available for Benefits
September 30, 1993 and 1992


                                                          1993       1992
                                                      ----------- -----------
CASH                                                  $     3,276 $         2
                                                      ----------- -----------
INVESTMENTS:

Laclede Gas Company Common Stock                        9,920,213   7,585,471
Boatmen's Collective Employee Benefit Trust
  Fund I                                                4,604,887   3,266,656
Boatmen's Collective Employee Benefit Trust
  Fund Intermediate Plus                                2,018,268   1,403,929
Boatmen's Collective Employee Benefit Trust
  Fund S                                                3,799,029   4,468,986
Loans to Participants                                     902,289     747,365
                                                      ----------- -----------
  Total Investments                                    21,244,686  17,472,407
                                                      ----------- -----------
ACCOUNTS RECEIVABLE:
Employee Contributions                                    129,444     120,234
Employer Contributions                                     46,364      44,457
Transfers from other plans                                              1,691
                                                      -----------  ----------
  Total Receivables                                       175,808     166,382
                                                      -----------  ----------
ACCRUED INCOME                                            133,203     136,839
                                                      ----------- -----------
TOTAL ASSETS                                           21,556,973  17,775,630
                                                      ----------- -----------
ACCOUNTS PAYABLE:
Pending Purchase                                          (60,000)
Benefit Distributions                                                 (43,813)
                                                      ----------- -----------
  Total Payables                                          (60,000)    (43,813)
                                                      ----------- -----------
NET ASSETS AVAILABLE FOR BENEFITS                     $21,496,973 $17,731,817
                                                      =========== ===========

See notes to financial statements.



Laclede Gas Company
Salary Deferral Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended September 30, 1993 and 1992

                                                           1993       1992
                                                       ----------- -----------
CONTRIBUTIONS:
Employee                                               $ 1,445,857 $ 1,335,016
Employer                                                   514,833     388,189
                                                       ----------- -----------
                                                         1,960,690   1,723,205
                                                       ----------- -----------
TRANSFERS:
From other funds                                           905,214     910,752
From other plans                                           242,860     250,682
                                                       ----------- -----------
                                                         1,148,074   1,161,434
                                                       ----------- -----------
INVESTMENT INCOME:
Interest                                                   238,499     223,526
Dividends                                                  497,355     462,217
Other income                                                10,365
Net appreciation in fair value of investments            3,062,398     779,604
                                                       ----------- -----------
                                                         3,808,617   1,465,347
                                                       ----------- -----------
ADJUSTMENT TO RECORD LOANS TO PARTICIPANTS                             788,535
                                                       ----------- -----------
TOTAL ADDITIONS                                          6,917,381   5,138,521
                                                       ----------- -----------
TRANSFERS:
To other funds                                             905,214     910,752
To other plans                                              19,948      37,721
                                                       ----------- -----------
                                                           925,162     948,473
                                                       ----------- -----------
DISTRIBUTIONS TO PARTICIPANTS                            2,227,063   1,454,215
                                                       ----------- -----------
TOTAL DEDUCTIONS                                         3,152,225   2,402,688
                                                       ----------- -----------
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS            3,765,156   2,735,833

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR                                       17,731,817  14,995,984
                                                       ----------- -----------
END OF YEAR                                            $21,496,973 $17,731,817
                                                       =========== ===========

See notes to financial statements.


Laclede Gas Company
Salary Deferral Savings Plan

Notes to Financial Statements
Years Ended September 30, 1993 and 1992

1.  Summary of Significant Accounting Policies

The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

The Plan's investments are stated at the market value of the underlying assets, which are determined by quoted market prices. Realized gains or losses on security transactions are determined using the average cost method.

2.  Information Regarding the Plan

The following description pertains to the Plan as in effect during the years ended September 30, 1993 and 1992.

To be eligible to participate in the Plan, an employee must complete one year of service and attain the age of 21 or over. Employees who are members of collective bargaining units are not eligible to participate in the Plan.

The cost of Plan administration is paid by Laclede Gas Company (the
"Company").

The Plan provides for voluntary employee contributions expressed as a percentage of compensation or in even dollar or half-dollar amounts or any multiple thereof or any combination of percentage or dollar or half-dollar amounts, up to 12% of the participant's compensation, plus an additional $12.50 per month. Effective May 1, 1992, employee contributions are matched up to 2-1/2% of the participant's compensation; prior to that date, employee contributions were matched up to 1-1/2% of compensation. Total contributions may not exceed the limitations on deferrals under Section 402 of the Internal Revenue Code (as such limitation is or may be adjusted by Section 415(d)) for an individual's taxable year.


Employees may change the amount of their contribution periodically. All contributions are immediately 100% vested.

Contributions to the Plan are invested in one or more of four investment funds at the option of the employee. A minimum of 25% of the employee's contribution must be directed into each fund utilized.

Participants are able to obtain loans of defined amounts from their accounts, subject to approval by the Plan Administrator.

Distributions are generally made to participants upon retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in the Laclede Gas Company Stock Fund may elect to receive their distribution in the form or shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan Administrator and are limited to the employees' elective deferrals, plus related earnings as of December 31, 1988, less amounts previously distributed due to hardship.

Additional information regarding the various funds as of September 30, 1993 and 1992 is presented below:


Laclede Gas Company Stock Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1993 - 10,681.42 units (cost and market value - $10,681)

     1992 - 17,957 units (cost and market value - $17,957)

(b)  Laclede Gas Company Common Stock

     1993 - 199,903.528 shares (cost - $6,077,787, market value - $9,920,213)

     1992 - 202,955.754 shares (cost - $5,580,071, market value - $7,585,471)


Net Appreciation in Fair Value of Investments:

                                                        1993        1992


     Change in Unrealized Appreciation               $2,156,548  $  303,579
     Realized Gain/(Loss) on Sale                       225,201      25,139
                                                     ----------  ----------
     Net Appreciation of Investments                 $2,381,749  $  328,718
                                                     ==========  ==========


Number of Participants:

     1993 - 459
     1992 - 456


Equity Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1993 - 76,621.91 units (cost and market value - $76,622)

     1992 - 103,848 units (cost and market value - $103,848)

(b)  Boatmen's Collective Employee Benefit Trust Fund I

     1993 - 53,034.597 units (cost - $3,372,994, market value - $4,604,887)

     1992 - 42,493 units (cost - $2,503,235, market value - $3,266,656)

Net Appreciation in Fair Value of Investments:

                                                  1993           1992


     Change in Unrealized Appreciation         $  468,473     $  294,178
     Realized Gain/(Loss) on Sale                       -              -
                                               ----------     ----------
     Net Appreciation of Investments           $  468,473     $  294,178
                                               ==========     ==========


Number of Participants:

     1993 - 375
     1992 - 358


Fixed Income Fund:

Investments:

(a)  Boatmen's Collective Employee Benefit Trust Fund S

     1993 - 44,678.96 units (cost and market value - $44,679)

     1992 - 25,328 units (cost and market value - $25,328)

(b)  Boatmen's Collective Employee Benefit Trust Fund Intermediate Plus

     1993 - 189,798.181 units (cost - $1,510,993, market value - $2,018,268)

     1992 - 3,054 units (cost - $1,108,830, market value - $1,403,929)

Net Appreciation in Fair Value of Investments:

                                                     1993        1992


     Change in Unrealized Appreciation            $  212,176  $  153,704
     Realized Gain/(Loss) on Sale                          -       3,004
                                                  ----------  ----------
     Net Appreciation of Investments              $  212,176  $  156,708
                                                  ==========  ==========


Number of Participants:

     1993 - 234
     1992 - 215


Money Market Fund:

Investments:

Boatmen's Collective Employee Benefit Trust Fund S

     1993 - 3,667,046.64 units (cost and market value - $3,667,047)

     1992 - 4,321,853 units (cost and market value - $4,321,853)

Net Appreciation in Fair Value of Investments:

     Money market funds do not experience unrealized appreciation or depreciation, realized gains or realized losses.


Number of Participants:

     1993 - 273
     1992 - 316

The foregoing description is provided for informational purposes only and in case of conflict or discrepancy with the Plan text, the text governs.

3.  Distributions Payable

As of September 30, 1993, distributions payable to Plan participants amounted to $175,808.

4.  Tax Status

The Plan qualifies as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. The Company has received a determination letter from the Internal Revenue Service that the Plan qualifies as a tax-exempt plan, subject to periodic review of the Plan provisions. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution.


Laclede Gas Company
Salary Deferral Savings Plan

Supplemental Schedule 1
Schedule of Assets Held for Investment Purposes at September 30, 1993


(a)     (b)(c)                                      (d)          (e)

      Description                                  Cost      Current Value


      Laclede Gas Company Stock Fund:
          10,681.42 units of Boatmen's
           Collective Employee Benefit Trust
           Fund S                              $   10,681    $   10,681

          199,903.528 Shares of Laclede
           Gas Company Common Stock             6,077,787     9,920,213


      Equity Fund:
          76,621.91 units of Boatmen's
           Collective Employee Benefit Trust
           Fund S                                  76,622        76,622

          53,034.597 units of Boatmen's
           Collective Employee Benefit Trust
           Fund I                               3,372,994     4,604,887

      Fixed Income Fund:
          44,678.96 units of Boatmen's
           Collective Employee Benefit Trust
           Fund S                                  44,679        44,679

          189,798.181 units of Boatmen's
           Collective Employee Benefit Trust
           Fund Intermediate Plus               1,510,993     2,018,268


      Money Market Fund:
          3,667,046.64 units of Boatmen's
           Collective Employee Benefit
           Trust Fund S                         3,667,047     3,667,047


      Loans to Participants
          7.00% - 11.50%                                        902,289

Laclede Gas Company
Salary Deferral Savings Plan

Supplemental Schedule 5
Schedule of Reportable Transactions - Year Ended September 30, 1993

                                                              (e)(f)
(a)(b)                                     (c)        (d)     (g)(h)  (i)

                                             AGGREGATE               REALIZED
                       NO. OF  NO. OF   $ VALUE    $ VALUE           GAIN
DESCRIPTION OF ASSET PURCHASES SALES  OF PURCHASES OF SALES          ON SALE
- -------------------- --------- ------ ------------ ---------- ------ --------


Laclede Gas Company
  Common Stock        30        25    $1,764,245   $1,594,608        $225,201


Boatmen's Collective
  Employee Benefit
  Trust Fund S       132       140     4,540,886    5,210,843



Exhibit to Form 11-K (Salary Deferral Savings Plan)

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-38413 on Form S-8 of our report dated January 14, 1994, appearing in the Annual Report on Form 11-K of Laclede Gas Company Salary Deferral Savings Plan for the year ended September 30, 1993.


/s/  DELOITTE AND TOUCHE
     -------------------
     Deloitte and Touche


March 22, 1994